UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 26, 2016



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

    Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, May 26, 2016, Dollar Tree, Inc. issued a press release reporting its fiscal 2016 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated May 26, 2016 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 26, 2016

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 26, 2016 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. REPORTS RESULTS FOR THE FIRST QUARTER FISCAL 2016

~ Sales Increased 134% to $5.09 Billion and Same-Store Sales Increased 2.3% ~

~ Diluted Earnings per Share Increased 188% to $0.98 ~

~ Excluding One-Time Tax Benefit, Diluted EPS Increased to $0.89 ~

CHESAPEAKE, Va. - May 26, 2016 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported results for its first fiscal quarter ended April 30, 2016.

First Quarter Results

Consolidated net sales increased 133.6% to $5.09 billion from $2.18 billion in the prior year's first quarter. The $2.91 billion increase included $2.70 billion in sales from Family Dollar stores, sales from new Dollar Tree stores, and a 2.3% same-store sales increase, on a constant currency basis. Same-store sales, on a constant currency basis, increased 3.4% in the prior-year period. Adjusted for the impact of Canadian currency fluctuations, the same-store sales increase was 2.2%. The positive same-store sales were driven by increases in both customer transactions and average ticket.

Gross profit increased 107.6%, to $1.55 billion in the first quarter compared to $748.9 million in the prior year's first quarter. The $805.7 million increase included $733.8 million of gross profit for Family Dollar, and a 9.6% increase in Dollar Tree's gross profit for the quarter. As a percent of sales, gross margin decreased to 30.6% compared to 34.4% in the prior year. The primary contributors to the decrease were the impact of the overall lower-margin product mix for the Family Dollar business and $6.3 million for Family Dollar related to the amortization of the stepped up inventory basis. Gross margin for the Dollar Tree segment was flat at 34.4% when compared to the prior year's quarter.

Selling, general and administrative expenses were 22.3% of sales compared to 23.7% of sales in the prior year's first quarter. Excluding $10.4 million in acquisition costs from the prior year's period, selling, general and administrative expenses, as a percent of sales, decreased to 22.3% from 23.2%. This 90 basis point improvement resulted from lower payroll, operating and corporate expenses, as a percent of sales, partially offset by higher store repair and maintenance expenses and depreciation.

Operating income increased 79.9% to $418.7 million compared with $232.8 million in the same period last year. This increase is the result of $138.0 million of operating income in the Family Dollar segment and a $47.9 million increase in operating income in the Dollar Tree segment.

The Company's effective tax rate for the quarter was 29.8% compared to 38.6% in the prior year period. The lower effective tax rate was primarily attributable to a one-time benefit related to state tax planning, which contributed $0.09 to earnings per share.

Net income compared to the prior year's first quarter increased $163.2 million to $232.7 million, and diluted earnings per share increased by 188.2% to $0.98. Excluding the one-time tax benefit, diluted earnings per share for the quarter increased to $0.89. Excluding the current quarter one-time tax benefit and acquisition-related costs from the prior year quarter, diluted earnings per share increased 25.4%, to $0.89 from $0.71.

Bob Sasser, Chief Executive Officer, stated, "I am very pleased with the Company's performance in the first quarter. Through what continues to be a challenging economic environment, we delivered sales of $5.09 billion, which was the mid-point of our guidance range, and earnings that exceeded the high end of our guidance range. Additionally, while not included in our comp calculation, our Family Dollar segment delivered its third consecutive quarter of positive same-store sales."

Sasser added, "We have gotten off to a successful start to 2016. We continue to serve a loyal customer base by providing terrific values every day; we remain on schedule with our integration of Family Dollar; we are on track to achieve our stated synergy targets; and we are part of what I consider, in this economic environment, the most attractive sector in retail. Looking ahead, we are committed to growing and improving our Dollar Tree and Family Dollar businesses to better serve more customers, while delivering long-term value to our shareholders."

During the quarter, the Company opened 171 stores, expanded or relocated 66 stores, and closed 19 stores. Additionally, as part of its re-banner initiative, the Company opened three former Family Dollar store locations as new Dollar Tree stores. The Company also converted 126 Deals stores to Dollar Tree stores and converted nine Deals stores to Family Dollar stores. Retail selling square footage at the end of the quarter was approximately 109.6 million square feet.

Company Outlook

The Company estimates consolidated net sales for the second quarter of 2016 to range from $5.03 billion to $5.12 billion, based on a low single-digit increase in same-store sales and year-over-year selling square footage growth of 2.4%. Diluted earnings per share are expected to range from $0.66 to $0.72.

Consolidated net sales for full-year 2016 are now expected to range between $20.79 billion and $21.08 billion compared to the Company's previously expected range of $20.76 billion to $21.11 billion. This estimate is based on a low single-digit increase in same-store sales, and 4.0% square footage growth. The Company now anticipates net income per diluted share for full-year 2016 will range between $3.58 and $3.80. This compares to its previous EPS guidance range of $3.35 to $3.65.

Conference Call Information

On Thursday, May 26, 2016, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 888-820-9418. A recorded version of the call will be available until midnight Wednesday, June 1, 2016 and may be accessed by dialing 888-203-1112. The passcode is 4775937. A webcast of the call is accessible through Dollar Tree's website, and will remain online until Wednesday, June 1, 2016.

Dollar Tree, a Fortune 500 Company, operated 13,997 stores across 48 states and five Canadian provinces as of April 30, 2016. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)

			13 Weeks Ended			
		April 30, 2016	May 2, 2015			
		(Unaudited)	(Unaudited)			
		As Reported	As Reported	Adjustments (a)	As Adjusted	
Net sales	$	5,085.8	$ 2,176.7	$ —	$ 2,176.7	
Cost of sales		3,531.2	1,427.8	—	1,427.8	
Gross profit		1,554.6	748.9	—	748.9	
		30.6%	34.4%		34.4%	
Selling, general & administrative expenses		1,135.9	516.1	(10.4)	505.7	
		22.3%	23.7%	(0.5%)	23.2%	
Operating income		418.7	232.8	10.4	243.2	
		8.2%	10.7%	0.5%	11.2%	
Interest expense, net		87.3	122.2	(114.0)	8.2	
Other income, net		(0.2)	(2.6)	—	(2.6)	
Income before income taxes		331.6	113.2	124.4	237.6	
		6.5%	5.2%	5.7%	10.9%	
Income tax expense		98.9	43.7	47.6	91.3	
Income tax rate		29.8%	38.6%	38.3%	38.4%	
Net income	$	232.7	$ 69.5	$ 76.8	$ 146.3	
		4.6%	3.2%	3.5%	6.7%	
Net earnings per share:						
Basic	$	0.99	$ 0.34	$ 0.37	$ 0.71	
Weighted average number of shares		235.3	206.2	206.2	206.2	
Diluted	$	0.98	$ 0.34	$ 0.37	$ 0.71	
Weighted average number of shares		236.4	207.1	207.1	207.1	

(a) The adjustments to selling, general and administrative expenses and interest expense, net are related to the acquisition of Family Dollar Stores, Inc.

NOTE: These condensed consolidated income statements have been prepared on a basis consistent with our previously prepared income statements filed with the Securities and Exchange Commission for our prior quarter and annual periods, with the exception of the footnotes required by GAAP for complete financial statements and inclusion of certain non-GAAP adjustments and measures as described in footnote (a) above. Management believes the reporting of comparable results is important in assessing the overall performance of the business and is therefore useful for investors and prospective investors.

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)

		13 Weeks Ended				
		April 30, 2016		**May 2, 2015**		
		(Unaudited)		**(Unaudited)**		
		As Reported		**As Reported**	**Adj (a)**	**As Adjusted**
Net sales:						
Dollar Tree	$	2,384.5	$	2,176.7 $	— $	2,176.7
Family Dollar		2,701.3		—	—	—
Total net sales	$	5,085.8	$	2,176.7 $	— $	2,176.7
Gross profit:						
Dollar Tree	$	820.8	$	748.9 $	— $	748.9
Family Dollar		733.8		—	—	—
Total gross profit	$	1,554.6	$	748.9 $	— $	748.9
Operating income:						
Dollar Tree	$	280.7	$	232.8 $	10.4 $	243.2
Family Dollar		138.0		—	—	—
Total operating income	$	418.7	$	232.8 $	10.4 $	243.2

	13 Weeks Ended					
	April 30, 2016			**May 2, 2015**		
	Dollar Tree	**Family Dollar**	**Total**	**Dollar Tree**	**Family Dollar**	**Total**
Store Count:						
Beginning	5,954	7,897	13,851	5,367	—	5,367
New	112	59	171	93	—	93
Rebanner (b)	(6)	—	(6)	—	—	—
Closings	(11)	(8)	(19)	(6)	—	(6)
Ending	6,049	7,948	13,997	5,454	—	5,454
Selling Square Footage (in millions)	52.1	57.5	109.6	47.2	—	47.2
Growth Rate (Square Footage)	10.4%	100.0%	132.2%	7.3%	0.0%	7.3%

(a) The adjustments to Operating income are related to the acquisition of Family Dollar Stores, Inc.

(b) Stores are included as rebanners when they close or open, respectively.

NOTE: These condensed consolidated income statements have been prepared on a basis consistent with our previously prepared income statements filed with the Securities and Exchange Commission for our prior quarter and annual periods, with the exception of the footnotes required by GAAP for complete financial statements and inclusion of certain non-GAAP adjustments and measures as described in footnote (a) above. Management believes the reporting of comparable results is important in assessing the overall performance of the business and is therefore useful for investors and prospective investors. The results of Family Dollar's operations are included from the July 6, 2015 acquisition date.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

		April 30, 2016		January 30, 2016		May 2, 2015
Cash and cash equivalents	$	929.7	$	736.1	$	870.4
Restricted cash		—		—		7,244.1
Short-term investments		4.0		4.0		—
Merchandise inventories, net		2,929.5		2,885.5		1,093.5
Current deferred tax assets, net		—		—		19.8
Other current assets		308.9		310.3		107.8
Total current assets		4,172.1		3,935.9		9,335.6
Property, plant and equipment, net		3,153.2		3,125.5		1,226.0
Assets available for sale		11.7		12.1		—
Goodwill		5,024.9		5,021.7		166.1
Deferred tax assets, net		—		—		38.6
Favorable lease rights, net		543.9		569.4		0.2
Tradename intangible asset		3,100.0		3,100.0		—
Other intangible assets, net		5.6		5.8		1.1
Other assets, net		49.5		130.8		101.6
Total assets	$	16,060.9	$	15,901.2	$	10,869.2
Current portion of long-term debt	$	120.5	$	108.0	$	—
Accounts payable		1,260.3		1,251.9		515.6
Other current liabilities		622.1		722.6		474.3
Income taxes payable		46.2		12.9		25.3
Total current liabilities		2,049.1		2,095.4		1,015.2
Long-term debt, net		7,209.8		7,238.4		7,819.7
Unfavorable lease rights, net		142.9		149.3		—
Deferred tax liabilities, net		1,566.2		1,586.6		—
Income taxes payable, long-term		71.1		71.4		6.1
Other liabilities		352.2		353.2		157.4
Total liabilities		11,391.3		11,494.3		8,998.4
Shareholders' equity		4,669.6		4,406.9		1,870.8
Total liabilities and shareholders' equity	$	16,060.9	$	15,901.2	$	10,869.2

The January 30, 2016 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(unaudited)

	13 Weeks Ended			
	April 30, 2016		May 2, 2015	
Cash flows from operating activities:				
Net income	$	232.7	$	69.5
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		162.3		52.8
Provision for deferred taxes		(20.4)		1.2
Amortization of debt discount and debt-issuance costs		4.7		2.6
Other non-cash adjustments to net income		27.7		22.2
Changes in operating assets and liabilities		(96.0)		2.1
Total adjustments		78.3		80.9
Net cash provided by operating activities		311.0		150.4
Cash flows from investing activities:				
Capital expenditures		(175.9)		(66.9)
Increase in restricted cash		—		(7,244.1)
Purchase of restricted investments		(36.1)		—
Proceeds from sale of restricted investments		118.1		—
Proceeds from fixed asset disposition		1.1		—
Net cash used in investing activities		(92.8)		(7,311.0)
Cash flows from financing activities:				
Principal payments for long-term debt		(20.8)		—
Proceeds from long-term debt, net of discount		—		7,180.2
Debt-issuance costs		—		(5.2)
Proceeds from stock issued pursuant to stock-based compensation plans		14.4		2.6
Cash paid for taxes on exercises/vesting of stock-based compensation		(18.4)		(20.6)
Tax benefit of exercises/vesting of stock-based compensation		—		9.6
Net cash provided by (used in) financing activities		(24.8)		7,166.6
Effect of exchange rate changes on cash and cash equivalents		0.2		0.3
Net increase in cash and cash equivalents		193.6		6.3
Cash and cash equivalents at beginning of period		736.1		864.1
Cash and cash equivalents at end of period	$	929.7	$	870.4